Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated January 17, 2019, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

LOXO ONCOLOGY, INC.

at $235.00 Per Share, Net in Cash

by

BOWFIN ACQUISITION CORPORATION,

a wholly-owned subsidiary

of

ELI LILLY AND COMPANY

Bowfin Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Loxo Oncology, Inc., a Delaware corporation (“Loxo Oncology”), at a purchase price of $235.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 17, 2019, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). Stockholders of record who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as may be set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., EASTERN TIME, ON FEBRUARY 14, 2019, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated January 5, 2019 (as it may be amended from time to time, the “Merger Agreement”), by and among Loxo Oncology, Lilly and Purchaser. The Merger Agreement provides, among other things, that, following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into Loxo Oncology pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Loxo Oncology continuing as the surviving corporation and becoming a wholly-owned subsidiary of Lilly (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by Loxo Oncology or Loxo Oncology’s wholly-owned subsidiary immediately prior to the Effective Time, (ii) Shares owned by Lilly, Purchaser or any subsidiary of Lilly at the commencement of the Offer and owned by Lilly, Purchaser or any subsidiary of Lilly immediately prior to the Effective Time or (iii) Shares held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted into the right to receive an amount in cash equal to the Offer Price without interest, less any applicable tax withholding.

The Offer is not subject to a financing condition. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”), including the Minimum Tender Condition (as defined below) and the Antitrust Condition (as defined below).

The term “Expiration Date” means February 14, 2019, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date.

The Board of Directors of Loxo Oncology has unanimously: (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) are fair to and in the best interests of Loxo Oncology and its stockholders; (ii) duly authorized and approved the execution, delivery and performance by Loxo Oncology of the Merger Agreement and the consummation by Loxo Oncology of the Transactions; (iii) declared the Merger Agreement and the Transactions advisable; (iv) recommended that Loxo Oncology’s stockholders tender their Shares in the Offer; and (v) resolved that the Merger shall be governed by and effected under Section 251(h) of the DGCL.

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Lilly is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that: (i) if, at the scheduled expiration date of the Offer, any Offer Condition (as set forth in Section 15 of the Offer to Purchase) other than the Minimum Tender Condition has not been satisfied or waived, Purchaser shall, and Lilly shall cause Purchaser to, extend the Offer for one or more consecutive increments of not more than ten business days each (or such longer period as Lilly and Loxo Oncology may agree), until such time as such conditions have been satisfied or waived; (ii) Purchaser shall, and Lilly shall cause Purchaser to, extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof or The Nasdaq Global Market applicable to the Offer; and (iii) if, at the scheduled expiration date of the Offer, each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived, and the Minimum Tender Condition shall not have been satisfied, Purchaser may (and if so requested by Loxo Oncology, Purchaser shall, and Lilly shall cause Purchaser to), extend the Offer for one or more consecutive increments of such duration as requested by Loxo Oncology but not more than ten business days each (or for such longer period as may be agreed between Loxo Oncology and Lilly); provided that Loxo Oncology shall not request Purchaser to, and Lilly shall not be required to cause Purchaser to, extend the Offer on more than three occasions. In each case, Purchaser shall not, and is not required to extend the Offer beyond the Outside Date, without Loxo Oncology’s consent. The “Outside Date” means July 5, 2019.

The “Minimum Tender Condition” means that there shall have been validly tendered in the Offer (and not properly withdrawn) prior to the expiration of the Offer that number of Shares that, when added to the Shares then owned by Lilly, Purchaser or any other subsidiary of Lilly, would represent a majority of Shares outstanding as of immediately following the consummation of the Offer.

The “Antitrust Condition” means the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of the Shares pursuant to the Offer and the consummation of the Merger shall have either expired or been terminated.

If the Offer is consummated, Purchaser will not seek the approval of Loxo Oncology’s remaining stockholders before effecting the Merger. Lilly, Purchaser and Loxo Oncology have elected to have the Merger Agreement and the Transactions governed by Section 251(h) of the DGCL and agreed that the Merger will be effected as soon as practicable following the consummation of the Offer. Under Section 251(h) of the DGCL, the consummation of the Merger does not require a vote or action by written consent of Loxo Oncology’s stockholders.

Purchaser expressly reserves the right to waive, in its sole discretion, in whole or in part, any Offer Condition or modify the terms of the Offer in any manner not inconsistent with the Merger Agreement, except that Loxo

Oncology’s prior written approval is required for Purchaser to, and for Lilly to permit Purchaser to: (i) reduce the number of Shares subject to the Offer; (ii) reduce the Offer Price; (iii) waive, amend or modify the Minimum Tender Condition or the Termination Condition (as defined below); (iv) add to the Offer Conditions or impose any other conditions on the Offer or amend, modify or supplement any Offer Condition in any manner adverse to the holders of Shares; (v) except as otherwise provided in the Merger Agreement, terminate, extend or otherwise amend or modify the Expiration Date of the Offer; (vi) change the form or terms of consideration payable in the Offer; (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to holders of Shares; or (viii) provide for any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act. Purchaser and Lilly may not waive the Minimum Tender Condition or the Termination Condition.

The “Termination Condition” means that the Merger Agreement shall have been validly terminated in accordance with its terms.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled Expiration Date.

Purchaser is not providing for guaranteed delivery procedures. Therefore, Loxo Oncology stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company, which is earlier than one minute after 11:59 p.m., Eastern time, on the Expiration Date. In addition, for Loxo Oncology stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary prior to one minute after 11:59 p.m., Eastern time, on the Expiration Date.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Lilly and Purchaser and transmitting such payments to tendering stockholders. Under no circumstances will Lilly or Purchaser pay interest on the Offer Price, regardless of any extension of the Offer or any delay in making such payment.

In all cases, Purchaser will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with all required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that if Purchaser has not accepted your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after March 18, 2019, the 60th day after commencement of the Offer, until Purchaser accepts your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an “eligible institution,” unless such Shares have been tendered for the account of an “eligible institution.” If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the scheduled expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Loxo Oncology has provided Purchaser with Loxo Oncology’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Loxo Oncology’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash by a holder of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a more detailed discussion of the U.S. federal income tax treatment of the Offer. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to Georgeson LLC (the “Information Agent”) at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: 1-866-413-5901

Via Email: LOXO@GEORGESON.COM